Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30,
	2010	2009	2008	2007	2006	2005	2004

Earnings:

Income from continuing operations before income taxes	$186,416	$155,021	$160,176	$220,015	$142,788	$250,223	$316,453

Interest expense (excluding capitalized interest)(1)	33,250	46,280	50,421	55,294	56,661	56,604	32,851

Portion of rent expense under long-term operating leases representative of an interest factor	2,337	2,716	3,147	2,900	3,526	4,642	4,875

Total earnings	$222,003	$204,017	$213,744	$278,209	$202,975	$311,469	$354,179

Fixed charges:

Interest expense (including capitalized interest)(1)	$33,250	$46,280	$50,421	$55,294	$57,051	$57,399	$33,299

Portion of rent expense under long-term operating leases representative of an interest factor	2,337	2,716	3,147	2,900	3,526	4,642	4,875

Total fixed charges	$35,587	$48,996	$53,568	$58,194	$60,577	$62,041	$38,174

Ratio of earnings to fixed charges	6.2	4.2	4.0	4.8	3.4	5.0	9.3

(1)	Does not include interest expense related to uncertain tax positions.